UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   DuBois, John Edward
   Nx Networks, Inc.
   13595 Dulles Technology Drive
   Herndon, VA  20171
   USA
2. Issuer Name and Ticker or Trading Symbol
   Nx Networks, Inc.
   "NXWX"
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2/28/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |12/06/|S   | |180,000           |D  |$0.011     |                   |D     |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/31/|S   | |500,000           |D  |$ 0.0001   |0                  |D     |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Convertible Preferred |$1.40   |3/1/0|P   | |3,555.66   |A  |     |     |Common Stock|355,566|2.81/sh|3,555.66    |D  |            |
Stock                 |        |2    |    | |           |   |     |     |            |       |r      |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible Preferred |$.75    |3/1/0|P   | |200,000    |A  |     |     |Common Stock|2,000,0|0.15/sh|200,000     |D  |            |
Stock                 |        |2    |    | |           |   |     |     |            |00     |r      |            |   |            |
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Convertible Preferred |        |12/28|S   | |200,000    |D  |     |     |Common Stock|2,000,0|       |0           |D  |            |
Stock                 |        |/01  |    | |           |   |     |     |            |00     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible Preferred |        |12/28|S   | |3,555.66   |D  |     |     |Common Stock|355,566|       |0           |D  |            |
Stock                 |        |/01  |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible Preferred |$1.40   |3/6/0|P   | |3,555.66   |A  |(1)  |12/29|Common Stock|355,566|140/shr|-           |D  |            |
Stock                 |        |1    |    | |           |   |     |/10  |            |       |       |            |   |            |
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Warrants (Right to Buy|$2.11   |3/6/0|P   | |71,114     |A  |(2)  |12/29|Common Stock|71,114 |       |71,114      |D  |            |
)                     |        |1    |    | |           |   |     |/10  |            |       |       |            |   |            |
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Option (Right to Buy) |$.59    |12/29|A   | |1,500,000  |A  |3/6/0|     |Common Stock|1,500,0|-      |-           |D  |            |
                      |        |/00  |    | |           |   |1    |     |            |00     |       |            |   |            |
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Option (Right to Buy) |$.59    |12/29|A   | |1,200,000  |A  |3/6/0|12/15|Common Stock|1,200,0|-      |-           |D  |            |
                      |        |/00  |    | |           |   |1    |/05  |            |00     |       |            |   |            |
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Convertible Preferred |$.75    |12/29|P   | |200,000    |A  |     |     |Common Stock|2,000,0|1,500,0|-           |D  |            |
Stock                 |        |/00  |    | |           |   |     |     |            |00     |00     |            |   |            |
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Warrants (Right to Buy|$.90    |12/29|P   | |400,000    |A  |     |     |Common Stock|400,000|       |400,000     |D  |            |
)                     |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The option vested and became exercisable in three equal six-month installments beginning on July 3, 2001. Vesting ceased on November 15, 2001 and the options expired February 13, 2002.
(2) 100,000 of the options vested and became exercisable in equal quarterly installments commencing on January 3, 2001. Vesting ceased on
November 15, 2001 and the options expired February 13,
2002.
SIGNATURE OF REPORTING PERSON
/s/  John E. DuBois
DATE
March 5, 2002